Exhibit 99.1

Globant Acquires gA and Strengthens its Leadership in Digital and Cognitive Transformation

The acquisition reinforces Globant’s expertise in delivering cloud transformation and enables the Company to expand its Healthcare and Life Sciences portfolio

Luxembourg – August 3, 2020: Globant (NYSE: GLOB), a digitally native technology services company, today announced the acquisition of gA, a leading digital and cloud transformation services company with presence in the United States, Argentina, Brazil, Chile, Colombia, Mexico and Spain.

With this acquisition, Globant reinforces its leading positioning delivering digital and cognitive transformation as it broadens its expertise in Life Sciences, CPG, Manufacturing and Logistics. gA also complements and deepens Globant’s capabilities to deliver cloud journey and enterprise application services.

“In gA we found the perfect partner for our future plans, as we enhance our portfolio for Healthcare and Life Sciences. They have built outstanding lasting relationships with many Fortune 500 companies,” said Martin Migoya, Globant’s CEO and co-founder. “The world is changing and many industries are facing an amazing opportunity. gA’s portfolio will deepen our service offering to help our clients in their transformation journey.”

gA is a global technology company that uses digital platforms and transformation services to empower large companies in America and Europe to reformulate their business models and organizations harnessing the insights and power of data, AI and people. They have key strategic partnerships with companies like Oracle and SAP, and strong specialization around Data Science & Machine Learning, Process Intelligence and Cloud capabilities. Headquartered in Miami, gA has more than 1,100 IT professionals working with renowned brands such as Johnson & Johnson, Cardinal Health, Medtronic, Honda, Avon, DHL, Equifax, PepsiCo, AXA, Arcor, and DirecTV, among others.

“We're excited to join Globant, one of the leading companies delivering digital transformation. We began our operations almost 30 years ago, with a focus on enterprise technologies and business process management. Today, in the era of converging technologies, we bring our Innovation and Cloud Journey capabilities into Globant, to create a broader service offering to our joint customers. In addition, this will enhance our global footprint and bring new professional opportunities to our employees.” Roberto Wagmaister, CEO and founder, said.

Martín Umaran, Globant co-founder and Chief of Staff in charge of M&A, added: “It is really rewarding to be able to close this transaction that was completely executed during this pandemic crisis. The whole process was done virtually, showing how much two companies can achieve when they think big and align visions. We are really excited to bring gA’s talent onboard. They share our entrepreneurial and innovative DNA, strong values and lasting customer relationships. For us, it’s key to build the best global team ready to face the most demanding challenges.”

About Globant

We are a digitally native company where innovation, design and engineering meet scale. We use the latest technologies in the digital and cognitive field to transform organizations in every aspect.

●	We have more than 12,500 employees and we are present in 16 countries working for companies like Google, Rockwell Automation, Electronic Arts and Santander, among others.

●	We have been named a Worldwide Leader of Digital Strategy Consulting Services by the IDC MarketScape.

●	We were also featured as a business case study at Harvard, MIT, and Stanford.

●	We are a member of the Cybersecurity Tech Accord.

For more information, visit www.globant.com

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. The expectations related to the businesses of Globant and gA may differ from their actual results and consequently, you should not rely on these forward looking statements as predictions of future events. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “will”, “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These forward-looking statements include, without limitation, expectations with respect to the anticipated benefits of the proposed transaction. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside of the control of Globant and gA and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the ability to recognize the anticipated benefits of the proposed transaction, (2) costs related to the proposed transaction, (3) changes in applicable laws or regulations, (4) the demand for gA’s services together with the possibility that gA may be adversely affected by other economic, business, and/or competitive factors; and (5) other factors discussed under the heading “Risk Factors” in our most recent Form 20-F filed with the Securities and Exchange Commission. Because of these uncertainties, you should not make any investment decision based on these forward-looking statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Contact

Megan Felz

Account Manager

Walker Sands

megan.felz@walkersands.com

213.9664.9111